Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

December 18, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Partners Money Market Trust

(filing relates to Western Asset Prime Obligations Money Market Fund (the “Fund”))

(File Nos. 002-91556 and 811-04052)

Ladies and Gentlemen:

On behalf of Legg Mason Partners Money Market Trust, a Maryland statutory trust (the “Registrant”), we are filing this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). On November 12, 2015, the Registrant received comments from Mr. Jay Williamson of the Staff regarding Post-Effective Amendment No. 128 to the Registrant’s registration statement on Form N-1A relating to the Fund, as filed with the Commission on October 1, 2015. Following is a summary of the comments received from Mr. Williamson and the Registrant’s responses on behalf of the Fund.

Prospectus

1. Comment: In the future, when using a legend indicating that a prospectus is subject to completion, please use the full legend specified in Rule 481(b)(2)(ii).

Response: The Registrant acknowledges that, in the future, if the Registrant intends to use a prospectus before its effective date, the Registrant will use the legend specified in Rule 481(b)(2) or, as permitted by the rule, other clean and understandable language.

2. Comment: Please confirm that the contractual fee waiver and/or reimbursement agreement referred to in Footnote 3 to the fee table will be in effect for at least one year from its effective date. Please also confirm that the information contained in the Example is based only on the initial duration of the agreement.

Response: The Registrant confirms that the contractual fee waiver/reimbursement agreement cannot be terminated by the Fund’s manager prior to December 31, 2017 and that the information contained in the Example was calculated on the assumption that the agreement would be in place only for its initial term.

3. Comment: In the second paragraph under “Principal investment strategies,” the prospectus states that “The fund generally limits its investments in foreign securities to U.S. dollar denominated obligations of issuers, including banks and foreign governments, located in major industrialized countries . . .” Please remove the word “generally” or explain why it is included.

Response: The Registrant supplementally explains to the Staff that the word “generally” is not intended to limit the requirement that the Fund invest only in dollar denominated securities, but rather to qualify the phrase “in major industrialized countries.” The Registrant notes that the first sentence of the first paragraph of this section of the prospectus states that the Fund invests in “high quality, U.S. dollar-denominated short-term debt securities.”

4. Comment: The Staff noted that the prospectus included the disclosure relating to the 2014 money market fund reforms, indicating that no later than October 14, 2016 the Fund may impose redemption fees and gates. Please explain how a shareholder redeeming prior to that date would know whether a redemption might be subject to a fee or a gate.

Response: The Registrant advises the Staff that Fund shareholders will receive advance notice if the Fund’s Board adopts procedures that would permit the Fund to impose redemption fees or gates prior to October 14, 2016. In response to this comment and Comment 14 below, the introductory paragraphs in the sections of the prospectus titled “Principal risks” and “More on the fund’s investment strategies, investments and risks – More on risks of investing in the fund” have been revised to read as follows:

You could lose money by investing in the fund. Although the fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. Effective on or before ~~no later than~~ October 14, 2016, the fund may impose a fee upon sale of your shares or may temporarily suspend your ability to sell shares if the fund’s liquidity falls below required minimums because of market conditions or other factors. A fee upon the sale of shares or a suspension of the ability to sell shares could be imposed as early as the date on which the triggering event occurs. Shareholders will be notified in advance if the Board adopts procedures that would permit the fund to take these actions prior to October 14, 2016. An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The fund’s sponsor has no legal obligation to provide financial support to the fund, and you should not expect that the sponsor will provide financial support to the fund at any time. [marked to identify relevant revision]

5. Comment: The last sentence under “Principal risks” states that the risks described in that section are discussed in more detail in the prospectus or in the statement of additional information. The Staff noted that the Staff discourages the use of cross-references and asked that the Registrant explain why this reference to the statement of additional information was consistent with General Instruction C.2.A to Form N-1A.

Response: The Registrant acknowledges that General Instruction C.2.A to Form N-1A advises registrants to “avoid cross-references to the SAI or shareholder reports. Cross-references within the prospectus are most useful when their use assists investors in understanding the information presented and does not add complexity to the prospectus.” The Registrant believes that informing shareholders that more information is available to them in the prospectus and statement of additional information is useful information and does not add complexity to the prospectus.

6. Comment: It is stated on page 6 of the prospectus that the Fund “normally calculates its net asset value as of the time it closes for business (normally 4:00 p.m. (Eastern time)) on each fund business day.” Please explain why it is necessary to use the word “normally” in that statement.

Response: The Registrant notes that, because the Fund’s operations are geared to the bond markets and is open only on days when both the NYSE and FRBNY are open for business (and therefore may be closed on days when the NYSE is open for business), the Registrant believes that the use of the word “normally” will alert a shareholder that the Fund may not always be open on traditional business days and may encourage a shareholder who has questions about when the Fund is open to contact the shareholder’s financial intermediary or the Fund at the phone numbers provided in the following sentence in the prospectus. The Registrant also notes that more detailed information as to when the Fund is open for business is contained in the statutory prospectus.

7. Comment: In the first paragraph on page 7, please consider adding a reference to diversification when discussing the specific rules that money market funds must follow and briefly discussing the diversification requirements below.

Response: In response to the Staff’s comment, the Registrant has added the word “diversification” in the first paragraph on page 7 (see below, relevant revision underlined), and notes that that word also appears in a similar sentence under “Principal investment strategies.” The Registrant notes, however, that all diversified open-end funds are subject to specific diversification requirements, yet are not required to disclose these requirements in their prospectuses. The diversification rules for money market funds are quite complex, and the Registrant does not believe that an explanation of these rules is likely to be material to an investor. Accordingly, the Registrant respectfully declines to include such an explanation in the Fund’s prospectus.

The fund is a retail money market fund. Under Rule 2a-7 of the Investment Company Act of 1940, as amended, money market funds must follow strict rules about the quality, liquidity, diversification, maturity and other features of securities they purchase. As a retail money market fund, the fund tries to maintain a share price of $1.00 while paying income to shareholders. However, no money market fund guarantees that you will receive your money back. The fund is only offered to accounts that are beneficially owned solely by natural persons. [marked to identify relevant revision]

8. Comment: On page 8, please provide more information to shareholders about the types of structured instruments that the Fund may invest in, and clarify that the Fund’s investments in structured instruments would be in compliance with Rule 2(a)(7). Please also clarify the reference to interest rate swap features.

Response: In response to the Staff’s comment, the Registrant has revised the first paragraph of the section titled “Structured instruments” as follows:

Structured instruments in which the fund invests are specifically structured so that they are eligible for purchase by money market funds, including securities that have demand, tender or put features, or interest rate reset features. Structured instruments may take the form of participation interests or receipts in underlying securities or other assets, and in some cases are backed by a financial institution serving as a liquidity provider. Some of these instruments may have a~~n interest rate swap~~ feature which substitutes a floating or variable interest rate for the fixed interest rate on an underlying security. The payment and credit qualities of these instruments derive from the underlying assets embedded in the structure. [marked to identify relevant revisions]

The second paragraph of the section titled “Structured instruments,” which has not been revised, describes in more detail certain types of structured instruments in which the Fund might invest.

9. Comment: With regard to the discussion of when-issued securities on page 9, please advise the Staff supplementally how the Fund calculates the maturity of these investments.

Response: The Registrant supplementally advises the Staff that the Fund deems the maturity of a when-issued security to be the period from the trade date through the date on which, in accordance with the terms of the security, the principal amount of the security must unconditionally be paid, or in the case of a security called for redemption, the date on which the redemption payment must be made, except as otherwise provided in paragraphs (d)(1) through (d)(8) of Rule 2a-7.

10. Comment: With reference to the statement in the second paragraph of the disclosure regarding credit risk on page 11 (“Although a fund’s investments may be treated as short-term securities for the purposes of meeting regulatory maturity limitations, the actual maturity of a security may be longer, and the security’s value may decline on the basis of perceived longer term credit risk of the issuer”), please supplementally explain to the Staff the Registrant’s basis for treating securities with longer maturities as short-term securities for purposes of meeting regulatory maturity limitations. Please also explain this to investors and indicate what types of securities might be covered by this statement.

Response: Reference is made to Rule 2a-7(d) relating to the maturity requirements for money market funds, and subsections (1)-(5) in particular, with respect to the determination of the maturity of variable rate securities and floating rate securities. In response to the Staff’s comment, the Registrant has revised the section titled “Maturity” on page 7, as follows, to provide an example of features that may be taken into account to enable a security with a longer term to be treated as a shorter term security:

The fund invests in securities that, at the time of purchase, are treated under applicable regulations as having remaining maturities of 397 days or less. For example, in determining the remaining maturity of a security for the purposes of these regulations, features such as a floating or variable rate of interest or a demand feature may be taken into account under some circumstances. The fund maintains a weighted average maturity of not more than 60 days. In addition, the fund must comply with rules with respect to the fund’s weighted average life. Where required by applicable rules, if, after purchase, payment upon maturity does not occur or the maturity on a security is extended, the fund’s subadviser or Board will decide whether the security should be held or sold. [marked to identify relevant revision]

The Registrant also notes that these shortening features are included in the description of “Variable rate demand notes’ on page 9.

11. Comment: With respect to the “$1.00 Net Asset Value” disclosure on page 13, the Staff delivered the following comments:

•	Please advise the Staff how the Fund would effectuate a reverse stock split, including the considerations and approvals that would be necessary.

•	Please disclose in the statement of additional information the mechanics of the Fund’s net asset value stabilization options and plans for concurrently informing the market and investors about a reverse stock split, as well as its purpose and effect.

•	Please confirm that the Fund’s governing documents and applicable state law permit the Fund to implement a reverse stock split in the manner contemplated in the prospectus. (The Staff noted that it is unclear, for example, whether shareholder approval would be required.)

•	Please advise the Staff how the Fund has considered the financial accounting and reporting implications of a reverse stock split, including how the Fund will fairly and accurately present shareholder losses as a result of the split. (The Staff noted that, while a reverse stock split would allow the Fund to maintain a stable net asset value, shareholders would experience a negative return as a result of a reverse stock split.)

•	Please advise the Staff if the Fund contemplates additional plans to maintain the ability to report a $1.00 net asset value and whether Section 8.10 of the Registrant’s Declaration of Trust (the “Declaration of Trust”) contemplates any other methods as being available.

•	Please advise the Staff how the statement in the prospectus that a shareholder agrees to a reverse stock split should it become necessary is appropriate under securities laws and describe the role that the Fund’s Board will play in deciding whether a reverse stock split is in the best interests of the Fund.

Response: The Registrant advises the Staff that a reverse stock split, if implemented, would be effectuated by proportionately reducing the number of shares owned by each shareholder until the value of each share was $1.00. Approval of the Fund’s Board would be required in order to take such action.

The disclosure included in the prospectus (pages 13 and 28) and statement of additional information (page 51), as initially filed, describes how the Fund would implement a reverse stock split and explains what the economic effect would be. This disclosure was recently expanded in response to a prior comment from the Staff with respect to another money market fund within the fund complex. However, in response to the Staff’s current comment, the Registrant has revised the prospectus and statement of additional information, as follows, to clarify that a reverse stock split would require approval of the Fund’s Board and, in the case of the statement of additional information, to otherwise sharpen the disclosure:

Prospectus, page 28:

In order to maintain a $1.00 per share net asset value, if the value of the fund’s assets were to decline, the fund could, if authorized by the Board, reduce the number of its outstanding shares through a reverse stock split. If this happens, although each share would continue to be valued at $1.00 per share, each shareholder will own fewer shares of the fund and lose money. The fund could do this if, for example, there were a default on an investment held by the fund, if expenses exceed the fund’s income, or if an investment declined significantly in value. By investing in the fund, you agree to this reduction should it become necessary to maintain a $1.00 per share net asset value. [marked to identify relevant revision]

Statement of Additional Information, page 51:

Because of the short-term maturities of the portfolio investments of the fund, the fund does not expect to realize any material long-term capital gains or losses. Any net realized short-term capital gains will be declared and distributed to the fund’s shareholders annually after the close of the fund’s fiscal year. Distributions of short term capital gains are taxable to shareholders as ordinary income. Any realized short-term capital losses will be offset against short-term capital gains or, to the extent possible, utilized as capital loss carryover. The fund may distribute short-term capital gains more frequently than annually, reduce shares to reflect capital losses or make distributions of capital if necessary in order to maintain the fund’s net asset value of $1.00 per share. Reducing the number of shares would be accomplished by means of a reverse stock split, if authorized by the fund’s Trustees. In a reverse stock split, the number of shares held by each shareholder would be reduced by the same proportional amount. That amount would be calculated such that, immediately after the reverse stock split, each outstanding share would be valued at $1.00. However, each shareholder would own fewer shares and, therefore, would have lost money.

It is expected that the fund (and each class of the fund) will have a positive net income at the time of each determination thereof. If for any reason the fund’s or a class’ net income is a negative amount, which could occur, for instance, upon default by an issuer of a portfolio security, or if the fund’s expenses exceeded its income, the fund would first offset the negative amount with respect to each shareholder account in that fund or class from the dividends declared during the month with respect to those accounts. If and to the extent that negative net income exceeds declared dividends at the end of the month, the fund may reduce the number of outstanding fund shares of that fund or class as described above~~by treating each shareholder as having contributed to the capital of the fund that number of full and fractional shares in the shareholder’s account which represents the shareholder’s share of the amount of such excess. Each shareholder would be deemed to have agreed to such contribution in these circumstances by investment in the fund~~. In addition, even where the fund does not have negative income, the fund may retain some portion of its income, which would have the effect of increasing its net asset value. [marked to identify relevant revisions]

The Registrant advises the Staff that all of the procedures that the Fund currently contemplates as being available to stabilize the value of the Fund’s net assets are described in the statement of additional Information under “Valuation of Shares.” This disclosure includes the possibility of utilizing a reverse stock split.

In response to the Staff’s comment on the statement in the prospectus that shareholder’s agree to a reverse stock split should it become necessary, the Registrant notes that:

Section 8.8 of the Declaration of Trust provides as follows:

With respect to any Series that holds itself out as a money market or stable value fund, the Trustees shall have the power to reduce the number of Outstanding Shares of the Series by reducing the number of Shares in the account of each Shareholder on a pro rata basis, or to take such other measures as are not prohibited by the 1940 Act, so as to maintain the net asset value per Share of such Series at a constant dollar amount.

Section 4.3 of the Declaration of Trust further provides, in relevant part:

Every Shareholder, by virtue of purchasing Shares and becoming a Shareholder, shall be held to have expressly assented and agreed to the terms of this Declaration and any other governing instrument and shall be bound thereby.

The Registrant advises the Staff that the Registrant is a statutory trust formed under Maryland law. Under the Maryland Statutory Trust Act (the “Maryland Act”), the beneficial owners of a statutory trust are bound by its declaration of trust and other governing documents.

The Registrant does not believe that applicable securities laws prohibit the use of a reverse stock split or otherwise restrict an entity’s governing documents from affirming that shareholders agree to the actions permitted thereunder.

Further, the Registrant confirms that the Declaration of Trust permits the Fund to implement a reverse stock split in the manner contemplated in the prospectus. See above.

While the Maryland Statutory Trust Act (the “Maryland Act”) does not specifically address reverse stock splits, the Maryland Act expressly provides that it “shall be liberally construed to give maximum effect to the principle of freedom of contract and to the enforceability of governing instruments,” which term includes the Declaration of Trust. Accordingly, the Registrant believes that the provisions contained in Section 8.8 of the Declaration of Trust are permissible under Maryland law.

The Registrant acknowledges the Staff’s focus on a fund’s being prepared to address the various disclosure, notification and operational issues that would arise in connection with implementation of a reverse stock split. The Registrant agrees that it is important for a fund to have considered these matters in advance, and agrees that it will take steps to address the types of issues raised by the Staff, so that it will be prepared if the Fund’s Board were ever to determine that it would be appropriate to effect a reverse stock split for the Fund.

12. Comment: With regard to the statement on page 19 that the Fund is not responsible for the decision of any plan sponsor, plan fiduciary or financial intermediary to impose qualification requirements that differ from the Fund’s share class eligibility standard, please confirm that the Registrant has reviewed the discussion of omnibus accounts in the 2014 money market fund release and confirm the Registrant’s understanding that the Fund will need to determine that the underlying beneficial owners of any omnibus accounts are natural persons.

Response: The Registrant confirms the above and adds that the statements under the section titled “Other considerations” on page 19 of the prospectus are simply intended to explain that certain financial intermediaries may impose investment eligibility requirements in addition to those established by the Fund.

13. Comment: In the first sentence of the fifth paragraph under the discussion of redemption fees and gates on page 23 of the prospectus, please consider whether it would be appropriate to use a word other than “discretion,” perhaps “judgment.”

Response: In response to the Staff’s comment, the Registrant has replaced the word “discretion” with “judgment.”

14. Comment: Please clarify that fees and gates could be imposed as early as the day on which the event triggering a fee or gate occurs.

Response: In response to the Staff’s comment, the Registrant has revised the prospectus as requested. Please see the revised disclosure included in the response to Comment 4 above.

Statement of Additional Information

15. Comment: Please clarify the Fund’s intentions with respect to investing in stand-by commitments. (The Staff noted, for example, that it is unclear whether the specified municipal obligations that the Fund purchases will be classified as illiquid when backed by a stand-by commitment and/or will be subject to the same investment criteria and investment restrictions as investments that are not backed by stand-by commitments.)

Response: The Registrant expects that stand-by commitments associated with securities in which the Fund may invest will generally constitute “demand features” as defined in Rule 2a 7(a)(9). Where this is the case, a stand-by commitment will be treated as a demand feature for liquidity, diversification, maturity and other purposes consistent with and as contemplated by Rule 2a-7. To the extent that a stand-by commitment does not meet the definition of “demand feature,” it will not be taken into account in determining the liquidity, diversification, maturity or other characteristics of the underlying security to which it relates.

16. Comment: The Staff noted the statement that the Fund may enter into repurchase agreements relating to securities that the Fund could not purchase directly and that, if the counterparty were to default, the Fund could become the holder of such securities. Please clarify how the Fund could enter into a repurchase agreement backed by collateral that the Fund would be unable to purchase directly.

Response: The Registrant understands that, consistent with Rule 2a-7, the securities underlying a repurchase agreement do not have to satisfy the requirements for eligible securities under the Rule. For example, under Rule 2a-7, securities eligible for purchase by money market funds generally may not have remaining maturities of more than 397 days, as such maturities are determined under the rule. For the purposes of the Rule, with respect to a repurchase agreement, a fund generally looks to the number of days remaining until the repurchase of the underlying securities is scheduled to occur, rather than to the remaining maturities of the underlying securities. Therefore, the Registrant believes a money market fund may, for example, hold government securities with remaining maturities of more than 397 days (as determined under the Rule), as the securities underlying a repurchase agreement, even though the Fund could not otherwise purchase those securities.

The Registrant believes that this position is consistent with recent guidance from the Commission (see, e.g., IM Guidance Update, July 2013, No. 2013-03: “Counterparty Risk Management Practices with Respect to Tri-Party Repurchase Agreements” (“IM Guidance”)). In the IM Guidance, the Division of Investment Management acknowledges that some collateral underlying repurchase agreements in money market funds’ portfolios would not be “eligible securities” under Rule 2a-7 and encourages funds to consider issues that might arise in the event of a default.

17. Comment: Although the Fund is newly offered, please include disclosure regarding the compensation of the Trustees of the Fund if they have otherwise served in such capacity for other funds in the complex.

Response: In response to the Staff’s comment, disclosure regarding compensation received by the Trustees from the fund complex has been added to the statement of additional information.

18. Comment: With regard to the disclosure on page 63 about the provisions on derivative actions in the Declaration of Trust, please advise the Staff whether the related fee shifting provisions in the Declaration of Trust are supportable under Maryland law and provide the basis for your conclusion. Please also advise the Staff when these provisions were added to the Declaration of Trust and whether it would apply to actions brought under federal securities laws. If so, please advise the Staff how the Registrant considered Sections 36 and 44, as well as the general provisions of Sections 1(b)(3), 47(a) and 50, under the Investment Company Act of 1940.

Response: The disclosure to which the Staff refers summarizes Section 9.8(f) of the Declaration of Trust, which provides that (i) a shareholder will be responsible for the Registrant’s costs and expenses (including attorneys’ fees) incurred in connection with the consideration of a shareholder demand that is rejected because, in the judgment of the independent Trustees, the demand was made without reasonable cause or for an improper purpose and (ii) a shareholder will be responsible for the Registrant’s costs and expenses (including attorneys’ fees) incurred as a result of an action that is dismissed for failure to comply with Section 9.8 or an action that a court determines was brought without reasonable cause or for an improper purpose.

As noted above, the Registrant is a statutory trust formed under Maryland law. The Maryland Act, to which statutory trusts formed in Maryland are subject, does not specifically address fee-shifting provisions of the type described above. However, the Maryland Act expressly provides that it “shall be liberally construed to give maximum effect to the principle of freedom of contract and to the enforceability of governing instruments” and because, as noted above, the Maryland Act provides that the beneficial owners of a statutory trust are bound by its declaration of trust and other governing documents, the Registrant believes that the provisions contained in Section 9.8 of the Declaration of Trust are permissible under Maryland law.

Section 9.8 has been included in the Declaration of Trust since October 2, 2006. The Registrant notes that these fee-shifting provisions were described in the proxy statement relating to the transaction in which the Registrant became domiciled under the laws of the State of Maryland, and since that time have also been described in the statements of additional information for other series of the Registrant.

Section 9.8 of the Declaration of Trust applies to derivative actions brought under both state laws and the federal securities laws. The Registrant notes, however, that Section 11.4(c) of the Declaration makes clear that “No provision of this Declaration shall be effective to require a waiver of compliance with any provision of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.”

The Registrant notes that the purpose of the fee-shifting provision is to encourage only shareholders with legitimate derivative claims to pursue such claims, thereby facilitating the Registrant’s efforts to avoid the time, expense, distraction and other harm that can be caused to the Registrant and its shareholders as a result of spurious shareholder demands and derivative actions. The Registrant further notes that the fee-shifting provisions takes effect only if: (i) in the judgment of the Independent Trustees, a demand that was rejected by a majority of the Independent Trustees as not being in the best interests of the Registrant was made without reasonable cause or for an improper purpose; or (ii) a court determines that a derivative action that was dismissed by a court on the basis of failure to comply with the derivative action provisions of the Declaration of Trust was brought without reasonable cause or for an improper purpose. The Registrant believes that the fee-shifting provisions protect and benefit the Registrant and its shareholders and are, therefore, consistent with federal securities laws, including the sections of the Investment Company Act cited by the Staff.

In connection with the responses provided above, the Registrant is furnishing a “Tandy” representation letter as Exhibit A hereto.

Please contact the undersigned at 617-951-8267 or Mari Wilson at 617-951-8381 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Barry N. Hurwitz

Exhibit A

Legg Mason Partners Money Market Trust

620 Eighth Avenue

New York, NY 10018

December 18, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Partners Money Market Trust

(filing relates to Western Asset Prime Obligations Money Market Fund (the “Fund”))

(File Nos. 002-91556 and 811-04052)

Ladies and Gentlemen:

In connection with its review of Post-Effective Amendment No. 128 to the registration statement on Form N-1A for the Registrant, relating to the Fund, as filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2015, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the staff of the Commission (the “Staff”):

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Money Market Trust

By:	/s/ Susan D. Lively
Name: Susan D. Lively
Title: Assistant Secretary